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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.F.C.G. Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 S. Southeast Blvd. Ste. 205
(No. and Street)

Spokane (City) WA (State) 99223 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James K. Wilson (509)456-2526
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDirmid, Mikkelsen & Secrest, P.S.
(Name – *if individual, state last, first, middle name*)

926 W. Sprague Ave. Ste. 300 (Address) Spokane (City) WA (State) 99201 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


13030933

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KY 3/13

OATH OR AFFIRMATION

I, James K. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.F.C.G. Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


FERN A. MARTIN
COMMISSION EXPIRES
NOTARY
PUBLIC
3-29-13
STATE OF WASHINGTON

Notary Public

Signature

President, CEO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
W.F.C.G. Securities, Inc.
Spokane, Washington

Report on the Financial Statements

We have audited the accompanying statement of financial condition of W.F.C.G. Securities, Inc. (the Company) as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the Unites States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts of disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of risks of material misstatement of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.F.C.G Securities, Inc. as of December 31, 2012 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen, & Secrest, P.S.

February 22, 2013
Spokane, Washington

W.F.C.G. SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Cash	$ 35,137	
Commissions receivable	4,879	
Officer advance	56,821	
Receivable from related party	115,609	
Marketable securities owned	50,621	
		$ 263,067

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	$ 680	
Accrued overhead payable	2,197	
Federal income taxes payable	74	
Business and payroll taxes payable	957	
		$ 3,908
Stockholder's equity:		
Common stock, $1 par value:		
Authorized, 100 shares;		
Issued and outstanding, 80 shares	80	
Additional paid-in capital	6,280	
Retained earnings	252,799	
		259,159
		$ 263,067

The accompanying notes are an integral part of the financial statements.

W.F.C.G. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT

---

1. The Company and Significant Accounting Policies:

The Company was incorporated under the laws of the State of Washington on September 14, 1993 to operate as a broker/dealer engaging in mutual fund transactions. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Spokane, Washington.

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable securities that are owned by the Company are recorded at fair market value in accordance with FASB ASC 820 *Fair Value Measurements and Disclosures*. The resulting difference between cost and market value (or fair value) is included in income.

2. Segregated Cash:

The Company maintains a central registration depository (CRD) account which is used for fees charged to the Company by FINRA. At December 31, 2012 there was $300 in the segregated cash account. The amount is included in cash on the financial statements. There is no minimum balance required in this reserve account at December 31, 2012.

3. Fair Value Measurement:

FASB ASC 820 defines fair value, establishes a new framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the prices that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASC ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three board levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Marketable securities owned representing fair value hierarchy Level 1 as of December 31, 2012 is summarized as follows:

Money market	$50,572
Mutual funds	49
	$50,621

4. Net Capital Requirements:

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $83,579 at December 31, 2012. The Company's net capital ratio was .05 to 1 at December 31, 2012.

5. Related Party Transactions:

The Company has shared payroll expenses with Northern Capital Management, Inc., which is owned 100% by the stockholder of W.F.C.G. Securities, Inc. At December 31, 2012 the Company had a receivable due from Northern Capital Management, Inc. in the amount of $115,609.

6. Commitments and Contingencies:

The Company had no commitments, contingencies, or guarantees existing at the date of the financial statements and through February 22, 2013 that required disclosure.

7. Subsequent Events:

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 22, 2013, the day the financial statements were available to be issued, and has determined there are no subsequent events that require disclosure.

8. Financial Information:

The statement of financial condition of the annual audit report as of December 31, 2012, is available for examination at the offices of W.F.C.G. Securities, Inc. and at the San Francisco District office of the Securities and Exchange Commission.